Exhibit 99.1

Tungray Technologies Inc Announces Partial Exercise of Underwriter’s Over-Allotment Option

Singapore, April 30, 2024 /PRNewswire/ — Tungray Technologies Inc (the "Company" or “Tungray”) (NasdaqCM: TRSG), a provider of customized industrial manufacturing solutions to Original Equipment Manufacturers (OEMs) in the semiconductors, printers, electronics, and home appliances industries, today announced that US Tiger Securities, Inc. (“US Tiger”), who acted as the underwriter and sole book-runner of the Company's underwritten initial public offering ("IPO"), has exercised the partial over-allotment option and purchased an additional 103,485 Class A ordinary shares of the Company at the IPO price of $4.00 per share. As a result, the Company has raised approximately $5.41 million in gross proceeds, before underwriting discounts and other related expenses, through the issuance of a total of 1,353,485 Class A ordinary shares in the IPO.

US Tiger acted as sole book runner for the Offering. Robinson & Cole LLP served as U.S. counsel to the Company. VCL Law LLP served as U.S. counsel to the underwriter.

A registration statement on Form F-1, as amended (File No. 333-270434) relating to the Offering was previously filed with the Securities and Exchange Commission (“SEC”) by the Company, and was declared effective by the SEC on March 28, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the Offering has been filed with the SEC and is available on the SEC's website at www.sec.gov. Electronic copies of the final prospectus related to the Offering may be obtained from US Tiger, by standard mail to U.S Tiger Securities, Inc., 437 Madison Avenue, 27th Floor, New York, New York 10022, or by telephone at +1 646-978-5188.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Tungray Technologies Inc

Tungray Technologies Inc is an engineer-to-order (“ETO”) company that provides customized industrial manufacturing solutions to OEMs in the semiconductors, printers, electronics, and home appliances industries. With research, development and manufacturing bases in Singapore and China, Tungray designs, develops, and delivers a wide range of industrial products ranging from customized manufacturing machineries, direct drive and linear direct current motors, to induction welding equipment. As an ETO company with more than two decades of experience, Tungray takes pride in its ability to deliver quality customized industrial solutions that fulfil its customers’ unique needs and specifications. For more information, visit the Company's website at http://tungray.tech/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:
Sherry Zheng
Weitian Group LLC
Phone: 718-213-7386
Email: shunyu.zheng@weitian-ir.com